                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               ISONICS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    464895101
                         -------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

RICHARD GROSSMAN
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

PF, WC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
--------------------------------------------------------------------------------
                          7.       SOLE VOTING POWER

                          0
     NUMBER OF            ------------------------------------------------------
      SHARES              8.       SHARED VOTING POWER
   BENEFICIALLY
      OWNED BY            2,518,901
       EACH               ------------------------------------------------------
     REPORTING            9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:              0
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER

                          2,518,901
                          ------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,518,901
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

19.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ORIN HIRSCHMAN
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

PF, WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         54,969
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            2,463,932
       EACH              -------------------------------------------------------
     REPORTING           9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:             54,969
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                         2,463,932
                         -------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,463,932
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN

SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

19.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH CAPITAL MANAGEMENT LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            1,520,800
       EACH              -------------------------------------------------------
     REPORTING           9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:             0
                         -------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                         1,520,800
                         -------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,520,800
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*                                                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

12.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH INVESTMENT PARTNERS, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            1,520,800
       EACH              -------------------------------------------------------
     REPORTING           9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:             0
                         -------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                         1,520,800
                         -------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,520,800
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*                                                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

12.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

DIAMOND CAPITAL MANAGEMENT INC.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            311,491
       EACH              -------------------------------------------------------
     REPORTING           9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:             0
                         -------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                         311,491
                         -------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

311,491
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

2.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH INVESTMENTS, LTD.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            311,491
       EACH              -------------------------------------------------------
     REPORTING           9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:             0
                         -------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                         311,491
                         -------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

311,491
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

2.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH & COMPANY, INC.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            631,641
       EACH              -------------------------------------------------------
     REPORTING           9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:             0
                         -------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                         631,641
                         -------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

631,641
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*                                                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

5.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

BD, CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

RICHARD AND ANA GROSSMAN JTWROS
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            54,969
       EACH              -------------------------------------------------------
     REPORTING           9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:             0
                         -------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                         54,969
                         -------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

54,969
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*                                                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

0.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1. Security and Issuer.

         This Statement on Schedule 13D relates to the shares of Common Stock, no par value per share (the "Shares"), of Isonics Corporation, a California corporation (the "Company"), into which shares of Series A Convertible Preferred Stock are convertible, and which warrants are exercisable to purchase. The principal executive offices of the Company are located at 5906 McIntyre Street, Golden, Colorado 80403.

Item 2. Identity and Background.

         (a) This Statement is filed by Richard Grossman and Orin Hirschman by virtue of their direct beneficial ownership of Shares and as the owners of each of Adam Smith & Company, Inc. ("ASC"), Adam Smith Capital Management LLC ("ASCM"), and Diamond Capital Management Inc. ("DCM"); by DCM by virtue of being the Investment Manager of Adam Smith Investments, Ltd., a British Virgin Islands corporation ("ASI"); by ASCM, by virtue of being the sole general partner of Adam Smith Investment Partners, L.P. ("ASIP"); by ASC by virtue of its direct beneficial ownership of Shares, by ASIP by virtue of its direct beneficial ownership of Shares, and by Richard and Ana Grossman JTWROS by virtue of their direct beneficial ownership of Shares. By virtue of the relationships described above, each of Richard Grossman and Orin Hirschman may be deemed to possess indirect beneficial ownership of the Shares held by each entity.

         (b) The principal executive offices of ASC, ASCM, ASIP, DCM are c/o Richard Grossman, 259 Oakford Street, West Hempstead, NY 11552 and c/o Orin Hirschman, 1231 East 10th Street, Brooklyn, NY 11230. The business address of Richard Grossman and Ana Grossman JTWROS is 259 Oakford Street, West Hempstead, NY 11552. The business address of Orin Hirschman is 1231 East 10th Street, Brooklyn, NY 11230. The address of the principal executive offices of ASI is c/o Insinger Fund Administration (BVI) Limited, Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

         (c) ASC, ASCM, and DCM provide investment advisory services. ASI and ASIP are investment vehicles. Each of Richard Grossman and Orin Hirschman's principal business is acting as an officer and/or director of ASC, ASCM, and DCM.

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

         (f) ASC is a New York corporation, ASCM is a New York limited liability company, DCM is a New York corporation, ASI is a British Virgin Islands corporation, and ASIP is a New York limited partnership. Richard Grossman, Ana Grossman, and Orin Hirschman are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

         Since the filing of the Schedule 13D on August 12, 1999, the Reporting Persons have not purchased or sold any shares. The changes in aggregate beneficial ownership of each Reporting Person are the result of an increase in the number of Shares outstanding and the effects of anti-dilution provisions in the securities held.

Item 4. Purpose of Transaction.

     Each of the reporting persons acquired the securities that are the subject of this Schedule 13D (the "Securities") for investment only. Depending upon their evaluations of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Securities, the effective yield on the Securities, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase additional Securities, dispose of all or a portion of the Securities that it holds, or cease buying or selling the Securities. Any such additional purchases or sales of the Securities may be in open market or privately-negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

         (a) All of the Shares beneficially owned by the Reporting Persons are issuable either upon conversion of Series A Preferred Stock or Common Stock Purchase Warrants expiring July 29, 1999. The Company, as of November 30, 2001, had outstanding 10,272,504 shares of Common Stock. As of February 8, 2002:
Richard Grossman is the direct beneficial owner of 54,969 Shares, and the indirect beneficial owner of 2,463,932 Shares, by virtue of rights to acquire all such Shares, representing beneficial ownership of 19.7% of the Shares; Orin Hirschman is the direct beneficial owner of 54,969 Shares, and the indirect beneficial owner of 2,463,932 Shares, representing beneficial ownership of 19.7% of the shares; ASI is the direct beneficial owner of 311,491 Shares, representing beneficial ownership of 2.9% of the Shares; DCM is the indirect beneficial owner of 311,491 Shares, representing beneficial ownership of 2.9% of the Shares; ASC is the direct beneficial owner of 631,641 Shares, representing beneficial ownership of 5.8% of the Shares; ASIP is the direct beneficial owner of 1,520,800, representing beneficial ownership of 12.9% of the Shares; ASCM is the indirect beneficial owner of 1,520,800 Shares, representing beneficial ownership of 12.9% of the Shares.

         (b) Richard Grossman has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 2,518,901 Shares of which he may be deemed the beneficial owner. Orin Hirschman has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 54,929 Shares of which he may be deemed the beneficial owner, and shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 2,463,932 Shares of which he may be deemed the beneficial owner. ASCM has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 1,520,800 Shares of which it may be deemed the beneficial owner. ASIP has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 1,520,800 Shares of which it may be deemed the beneficial owner. DCM has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 311,491 Shares of which it may be deemed the beneficial owner. ASI has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 311,491 Shares of which it may be deemed the beneficial owner. ASC has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 631,641 Shares of which it may be deemed the beneficial owner. Except as set forth in Item 5(a) and (b), each Reporting Person disclaims beneficial ownership of all other Shares covered by this
Schedule 13D/A.

         (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Shares during the past 60 days.

         (d) Not Applicable

         (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         All the Reporting Persons other than ASC are party to the Subscription Agreement, dated July 29, 1999, previously filed as Exhibit B to Schedule 13D filed by the Reporting Persons on August 12, 1999, which is hereby incorporated in its entirety by this reference. All the Reporting Persons are party to the Registration Rights Agreement, dated July 29, 1999, previously filed by the Company as Exhibit 5 to its Form 8-K, dated August 12, 1999, which is hereby incorporated in its entirety by this reference.

Item 7. Material to be Filed as Exhibits.

                  Exhibit A: Joint Filing Statement


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 19, 2002.


                           /s/ Richard Grossman
                           -----------------------------------------------
                           Richard Grossman

                           /s/ Orin Hirschman
                           -----------------------------------------------
                           Orin Hirschman

                           ADAM SMITH CAPITAL MANAGEMENT LLC


                           By: /s/ Richard Grossman
                           -------------------------------------------
                           Richard Grossman

                           ADAM SMITH INVESTMENT PARTNERS, L.P.

                           By:      ADAM SMITH CAPITAL MANAGEMENT LLC


                                    By: /s/ Richard Grossman
                                    -------------------------------------------
                                    Richard Grossman

                           DIAMOND CAPITAL MANAGEMENT INC.


                           By: /s/ Richard Grossman
                           -------------------------------------------
                           Richard Grossman

                           ADAM SMITH INVESTMENTS, LTD.

                           By:      DIAMOND CAPITAL MANAGEMENT INC.


                                    By: /s/ Richard Grossman
                                    -------------------------------------------
                                    Richard Grossman

                           ADAM SMITH & COMPANY, INC.


                           By: /s/ Richard Grossman
                           -------------------------------------------
                           Richard Grossman

                           RICHARD AND ANA GROSSMAN JTWROS


                           /s/ Richard Grossman
                           -------------------------------------------
                           Richard Grossman


                           /s/ Ana Grossman
                           -------------------------------------------
                           Ana Grossman

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Isonics Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 19, 2002.

                           /s/ Richard Grossman
                           -----------------------------------------------
                           Richard Grossman


                           /s/ Orin Hirschman
                           -----------------------------------------------
                           Orin Hirschman

                           ADAM SMITH CAPITAL MANAGEMENT LLC


                           By: /s/ Richard Grossman
                           -------------------------------------------
                           Richard Grossman

                           ADAM SMITH INVESTMENT PARTNERS, L.P.

                           By:      ADAM SMITH CAPITAL MANAGEMENT LLC


                                    By: /s/ Richard Grossman
                                    -------------------------------------------
                                    Richard Grossman

                           DIAMOND CAPITAL MANAGEMENT INC.


                           By: /s/ Richard Grossman
                           -------------------------------------------
                           Richard Grossman

                           ADAM SMITH INVESTMENTS, LTD.

                           By:      DIAMOND CAPITAL MANAGEMENT INC.


                                    By: /s/ Richard Grossman
                                    -------------------------------------------
                                    Richard Grossman

                           ADAM SMITH & COMPANY, INC.


                           By: /s/ Richard Grossman
                           -------------------------------------------
                           Richard Grossman


                           RICHARD AND ANA GROSSMAN JTWROS


                           /s/ Richard Grossman
                           -------------------------------------------
                           Richard Grossman


                           /s/ Ana Grossman
                           -------------------------------------------
                           Ana Grossman